Antisoma Interim Management Statement
Phase I study of ASA404 initiated in Japan

London, UK: 29 April 2008 – Cancer drug developer Antisoma plc (LSE: ASM; USOTC: ATSMY) today publishes its interim management statement for the period from 1 January to 28 April 2008.

SUPPL

Highlights

Announced today

- Phase I trial of ASA404 initiated in Japan

Other developments

- ASA404 starts pivotal phase III trial in lung cancer
- Initiation of phase III trial triggers USD 25 million payment from Novartis
- AS1409 enters clinic in renal cancer and melanoma
- AMPK activator programme in-licensed from Betagenon

Ursula Ney, Antisoma's Chief Operating Officer, said: "We are delighted to see Novartis start trials of ASA404 in Japanese lung cancer patients, underlining their global ambitions for the drug."

Antisoma's CEO, Glyn Edwards, added: "In the opening months of this year, we have made good progress across our pipeline, with ASA404 entering phase III, AS1409 starting phase I and a promising preclinical programme licensed from Betagenon. With our resources further enhanced by a $25 million milestone payment from Novartis, we are well placed to continue investment in our pipeline and seek additional high-quality oncology assets to add to our portfolio."

Chairman's statement

Novartis forges ahead with ASA404

Earlier this month Novartis initiated a pivotal phase III trial of ASA404 combined with first-line chemotherapy in non-small cell lung cancer (NSCLC). This trial, called ATTRACT-1, will recruit 1200 patients, making it one of the largest studies conducted to date in lung cancer. ATTRACT-1 is designed to support applications for marketing licenses in the US, Europe and other territories. If the results are positive, these applications are expected in 2011.

In addition, we announce today that Novartis has initiated a phase I study of ASA404 in Japan. This investigates the safety of ASA404 in Japanese patients, and is intended to provide a basis for Japanese patients to join the ATTRACT-1 study early next year.

Two abstracts covering phase II data on ASA404 have been accepted for presentation at the 2008 meeting of the American Society of Clinical Oncology (ASCO) in June. Details will be available on the ASCO website (www.asco.org) from 15 May.

AS1411 to report first phase II data soon

AS1411 is being tested in a randomised phase II trial in AML (acute myeloid leukaemia). We are comparing patients receiving the standard current therapy, cytarabine, with patients receiving cytarabine plus AS1411. Two different doses of AS1411, 10 and 40 mg/kg/day, are being tested. The first data from the trial – comparing safety and efficacy outcomes in the 10 mg/kg/day group with those of patients on standard therapy – are expected during the current quarter. Final data, including findings in patients receiving the higher dose of AS1411, are

expected during 2009. Phase II trials in renal cell carcinoma and a third, as yet unannounced, indication are also planned.

AS1402 on track for phase II start

AS1402 remains on track to enter a phase II trial in breast cancer this year. The trial will enrol around 100 patients in the US, Western Europe and Eastern Europe. It will be conducted in women with HER-2 negative, oestrogen-receptor-positive, metastatic breast cancer and will evaluate the drug in combination with the aromatase inhibitor letrozole. Patients will be randomised to receive either AS1402 plus letrozole or letrozole alone.

AS1409 enters clinic

In February we announced that AS1409 had entered a phase I trial in patients with renal cancer and melanoma. Successive cohorts of patients will receive increasing doses of the drug until a maximum tolerated dose is identified. Then the safety and activity of that dose will be evaluated in around 20 more patients. Results are expected next year.

Pipeline expansion

The company continues to seek promising oncology assets to acquire or in-license. Earlier this month, we announced that we had in-licensed a promising preclinical programme of AMPK (AMP-activated protein kinase) activators from the Swedish biotechnology company Betagenon.

Maintaining a strong cash position

We reported in our interim financial results that we had £50.4 million at the end of December 2007, providing us with a solid basis to continue investment in our pipeline. The start of the phase III trial in lung cancer further boosts our cash position since it triggers a USD 25 million milestone payment from Novartis.

Outlook

We look forward to the first phase II data on AS1411 and to the survival data from our study of ASA404 in prostate cancer, which is due in the second half of the year. We remain focused on advancing our promising portfolio of oncology drugs while also judiciously considering opportunities to add further assets to our pipeline.

Enquiries:
Glyn Edwards, CEO
Daniel Elger, Director of Communications +44 (0)20 8799 8200
Antisoma plc

Mark Court/Lisa Baderoon/Rebecca Skye Dietrich +44 (0)20 7466 5000
Buchanan Communications

Brian Korb +1 646 378 2923
The Trout Group

This Interim Management Statement is published in accordance with the UK Listing Authority's Disclosure Rules and Transparency Rules, in respect of the period from 1 January 2008 to 28 April 2008.

Except for the historical information presented, certain matters discussed in this statement are forward looking statements that are subject to a number of risks and uncertainties that could cause actual results to differ materially from results, performance or achievements expressed or implied by such statements. These risks and uncertainties may be associated with product discovery and development, including statements regarding the company's clinical development programmes, the expected timing of clinical trials and regulatory

filings. Such statements are based on management's current expectations, but actual results may differ materially.

Background on Antisoma

Headquartered in London, UK, Antisoma is a biopharmaceutical company that develops novel products for the treatment of cancer. Antisoma fills its development pipeline by acquiring promising new product candidates from internationally recognised academic or cancer research institutions. Its core activity is the preclinical and clinical development of these drug candidates. Please visit www.antisoma.co.uk for further information about Antisoma.

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